Exhibit 99.1

Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera AG resolves mandatory conversion of subordinated mandatory convertible bonds

Leverkusen, Germany, November 12, 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, has issued a 1.00% qualified subordinated mandatory convertible bond 2020/2021 (ISIN: DE000A3E4548 / WKN: A3E454) in August 2020. Within the scope of the issuance, 2,638,150 qualified subordinated mandatory convertible bearer bonds (“Bonds”) with a nominal value of EUR 3.00 each were issued. The term of the Bonds began on August 20, 2020 and will end on December 20, 2021. Pursuant to Section 8 (2) of the Bond terms and conditions, however, the Company is entitled to a mandatory conversion at any time without limitation in time after the price of the Company’s share has exceeded EUR 4.50 (“Mandatory Conversion Trigger Price”). The Mandatory Conversion Trigger Price was exceeded after the commencement of the term of the Bonds.

The Management Board with the approval of the Supervisory Board decided today to exercise the right to mandatory conversion pursuant to Section 8 (2) of the Bond terms and conditions. The notice of mandatory conversion will be published shortly in the Federal Gazette.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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